UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of February, 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Quarterly Management Statement Q4-24 1 Santander UK Group Holdings plc Santander UK Group Holdings plc Quarterly Management Statement for the year ended 31 December 2024

Quarterly Management Statement Q4-24 2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “The progress we made against our strategic priorities in 2024 was reflected in improved business performance as the year evolved. Across the bank, there is a real sense of momentum as we continue to simplify and become more efficient, leveraging the strength and expertise of Banco Santander for the benefit of our UK customers. In 2024, we enhanced our digital proposition and product offerings, and delivered focused customer growth. The rising costs of customer deposits, and the impact of the charge for historical motor finance commission payments1, meant a lower profit before tax of £1,330m. We maintained strong liquidity and a CET1 capital ratio of 14.8%. Our active and prudent price management helped us to deliver a Banking NIM that improved as the year progressed. Looking ahead to 2025, our strategy of disciplined pricing over the last year means we are now well positioned to benefit from improving mortgage margins and reductions in the cost of funding and deposits. While challenges remain, and there have been mixed signals about the UK’s recent economic performance, the outlook for our business has improved. We will continue to work with Banco Santander to harness the best of our local and global capabilities to develop new and innovative products and services for our customers and deliver the benefits of our scale.” 2024 financial and business highlights We continued to help and support our customers, increasing diversification and efficiency • Launched OneApp, with six million customers now using the app to manage their finances. • Continued to focus on customer service. Our NPS2 improved over the year, ranked 5th for Retail, 4th for Corporate and 1st for Business. • Increased our credit card openings by 42% in 2024, mainly from our new Edge credit card offering. • Grew our CCB business with over 500 new clients, providing connections to our global network to support their UK and overseas growth. • Continued to deliver improvements from our transformation through simplifying our business and automating processes. 2024 profit before tax reduced to £1,330m (2023: £2,149m); RoTE of 8.8% (2023: 14.4%) • Profit before tax was down 38% and RoTE down 5.6pp, of which 14pp and 1.9pp, respectively, was due to the impact of the historical motor finance commission payments1 charge of £295m in Q3-24. • Net interest income was down 7% YoY, largely due to higher customer deposit costs and a reduction in mortgage loans. • Operating expenses were up 4%, following further investment in efficiency and customer experience and two years of high inflation. • Credit impairment charges were down 66%, primarily due to the improved economic outlook compared to 2023. • Provisions for other liabilities and charges were up 110%, driven by the charge for historical motor finance commission payments1. • Stage 3 ratio of 1.40% was down 9bps from Dec-23, primarily due to the sale of a low return mortgage portfolio. Q4-24 profit before tax increased to £383m (Q3-24: £143m) • Banking NIM of 2.25% in Q4-24 was up 8bps QoQ, with net interest income improving following active margin management. • Cost-to-income ratio of 56% was up 4pp QoQ, mainly due to the loss on sale of a low return mortgage portfolio in Q4-24. • Resilient cost of risk of 3bps (Sep-24: 5bps), with arrears remaining low. • There were no charges for historical motor finance commission payments1 in Q4-24. We continue to monitor ongoing developments closely. Customer loans and deposits reduced with disciplined pricing; LDR of 109% (Dec-23: 108%) • Planned balance sheet optimisation in 2024 resulted in an £8.0bn reduction in mortgage loans in 2024. • Customer deposits decreased by £10.2bn in 2024, with the reduced requirement for retail funding. Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements • CET1 capital ratio was down 0.4pp at 14.8% (Dec-23: 15.2%) after £1.3bn in dividends paid; UK leverage ratio of 4.9% (Dec-23: 5.1%). • LCR of 156% (Dec-23: 162%) with a liquidity pool of £47.8bn (Dec-23: £50.9bn). • £11.0bn in TFSME outstanding after £6.0bn repaid in 2024, with £7.1bn to be repaid by Oct-25. Outlook • With more attractive lending margins in the mortgage market, we anticipate a gradual return to net lending growth in 2025. • Pricing actions are expected to continue to provide NII and Banking NIM tailwinds. • We are well positioned for Bank Rate reductions, with reduced sensitivity to interest rate changes due to our enhanced structural hedge position. • Transformation through simplification and automation of our business is expected to help drive cost efficiencies in 2025. • We expect our cost of risk to trend up towards more normalised levels following a period of ECL write-backs in 2024. Notes: 1. See appendix for more on historical motor finance commission payments. 2. See page 14 for more on NPS.

Income statement summary

Summarised consolidated income statement (£m)	2024	2023	Change %	Q4-24	Q3-24	Change %
Net interest income	4,326	4,667	(7)	1,125	1,096	3
Non-interest income[1]	357	509	(30)	50	111	(55)
Total operating income	**4,683**	**5,176**	**(10)**	**1,175**	**1,207**	**(3)**
Operating expenses[2]	(2,577)	(2,485)	4	(659)	(624)	6
Credit impairment (charges) / write-backs	(70)	(206)	(66)	25	(35)	(171)
Provisions for other liabilities and charges	(706)	(336)	110	(158)	(405)	(61)
Profit before tax	**1,330**	**2,149**	**(38)**	**383**	**143**	**168**
Tax on profit	(380)	(553)	(31)	(101)	(72)	40
Profit after tax	**950**	**1,596**	**(40)**	**282**	**71**	**297**
Banking NIM	2.14%	2.20%	(6bps)	2.25%	2.17%	8bps
CIR	55%	48%	7pp	56%	52%	4pp

2024 profit before tax was down 38% vs 2023

- Net interest income was down 7% YoY, largely due to higher customer deposit costs and a reduction in mortgage loans.
- Non-interest income was down 30%, driven by the 2023 revaluation gain of our shares in Euroclear which was not repeated this year.
- Operating expenses[2] were up 4%, due to further investment in efficiency and customer experience and two years of high inflation.
- Credit impairment charges were down 66%, given the improved economic outlook with lower unemployment and higher house prices expected.
- Provisions for other liabilities and charges were up £370m, driven by the £295m charge for historical motor finance commission payments[4], as well as higher transformation costs.
- Tax on profit decreased 31%, reflecting the reduction in profit.

Q4-24 profit before tax was up £240m vs Q3-24

- Net interest income increased 3% QoQ following further active margin management.
- Non-interest income was down 55%, driven by a £31m loss on sale of a low return mortgage portfolio and higher Q4-24 switcher fees.
- Operating expenses[2] were up 6%, due to higher variable remuneration in Q4-24, partially offset by further simplification and automation, delivering a net reduction in headcount.
- Credit impairment write-backs were primarily due to the sale of written-off unsecured lending portfolios.
- Provisions for other liabilities and charges were down 61%, mainly driven by the historical motor finance commission payments[4] charge of £295m in Q3-24 which was not repeated this quarter, partially offset by the annual Bank Levy charge in Q4-24.

Notes:

1. *Comprises 'Net fee and commission income' and 'Other operating income'.*
2. *Operating expenses before credit impairment (charges) / write-backs, provisions for other liabilities and charges.*
3. *Not used.*
4. *See appendix for more on historical motor finance commission payments.*

Quarterly Management Statement Q4-24 3 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding (£bn)	31.12.24	31.12.23
Customer loans	197.9	206.7
Customer deposits	183.4	193.6
Wholesale funding	56.1	58.0

Customer loans (£bn)	31.12.24	31.12.23
Retail & Business Banking	173.8	182.3
- Mortgages	167.2	175.2
- Credit Cards	2.8	2.7
- Unsecured Personal Loans	2.1	2.1
- Overdrafts	0.5	0.5
- Business Banking	1.2	1.8
Consumer Finance	4.8	5.2
Corporate & Commercial Banking	18.0	17.9
Corporate Centre	1.3	1.3
Total	**197.9**	**206.7**

Prudent approach to risk evident across our customer loan portfolio

- **Mortgages:** 25% of mortgages due to reach the end of their incentive period in the next 12 months (Dec-23: 22%).
- **Credit Cards:** 56% (Dec-23: 55%) of customers repay full balance each month.
- **Unsecured Personal Loans**: average customer balance of £6k (Dec-23: £6k).
- **Overdrafts:** relatively small balance of £0.5bn (Dec-23: £0.5bn).
- **Business Banking:** includes £1.1bn (Dec-23: £1.7bn) of BBLS with 100% Government guarantee.
- **Consumer Finance:** 95% (Dec-23: 87%) of lending is collateralised on the vehicle.
- **CCB:** customers remain largely resilient with overall improvement in asset quality.

Customer deposits (£bn)	31.12.24	31.12.23
Retail & Business Banking	151.8	158.3
- Current Accounts	62.3	65.0
- Savings	74.8	77.5
- Business Banking	9.5	10.6
- Other Retail Products	5.2	5.2
Corporate & Commercial Banking	22.1	24.1
Corporate Centre	9.5	11.2
Total	**183.4**	**193.6**

Composition of customer deposits remained relatively consistent throughout 2024

- Customer deposits decreased following recent repricing actions, including a targeted reduction in higher cost corporate deposits. In Retail & Business Banking we saw customers seeking to lock into longer term deposits, with £3.0bn of savings inflows to fixed rate bonds and ISAs in 2024.
- Costs of deposits have also started to fall as we enter the start of a Bank Rate cut cycle.

Notes:

1. *See appendix for detailed balance sheet.*

Quarterly Management Statement Q4-24 4 Santander UK Group Holdings plc

Credit quality

Customer loan quality (%)		31.12.24			31.12.23	
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Retail & Business Banking	88.6	10.2	1.16	88.3	10.5	1.27
- Mortgages	88.8	10.1	1.07	88.5	10.4	1.16
- Credit Cards	81.9	16.4	2.75	85.4	12.9	2.95
- Unsecured Personal Loans	90.5	8.3	1.20	84.4	14.3	1.32
- Overdrafts	53.9	39.5	7.40	43.9	50.1	6.73
- Business Banking	86.0	7.0	7.10	86.5	6.3	7.25
Consumer Finance	92.2	7.0	0.77	93.1	6.3	0.53
Corporate & Commercial Banking	84.8	11.6	3.96	77.1	19.1	4.14
Corporate Centre	99.6	0.1	0.22	99.8	0.1	0.10
Total	**88.4**	**10.2**	**1.40**	**87.5**	**11.1**	**1.49**

Arrears over 90 days past due (%)	31.12.24	31.12.23
Mortgages	0.80	0.80
Credit Cards	0.56	0.51
Unsecured Personal Loans	0.88	0.73
Overdrafts	3.05	2.43
Business Banking	3.89	4.15
Consumer Finance	0.53	0.43
Corporate & Commercial Banking	1.04	1.04

Loans in Stage 2 and Stage 3 positively impacted by improving economic conditions, high asset quality and sale of low return mortgage assets

- Underlying asset quality remains good, supported by the Q4-24 sale of low return mortgage assets. In addition to the sale, the improvement in the economic outlook has helped drive the reduction in Stage 2 and 3 assets.
- While we saw loans in Stage 2 and 3 decrease, we saw an increase in early arrears in 2024 as they return to more normalised levels.
- Decrease in CCB Stage 2 assets driven by overall improvement in asset quality in 2024.

ECL provision

- ECL provision decreased by £124m to £870m (Dec-23: £994m) with a change in our economic assumptions and weights, including the removal of the Stubborn Inflation scenario and the re-weighting of the remaining scenarios in Q3-24. Following the fall in inflation in 2024, we also released judgemental adjustments which were originally made to reflect cost of living pressures on customers.
- Gross write-off utilisation of £230m in 2024, largely driven by unsecured retail (2023: £232m).

31.12.24 ECL - 100% weight to each scenario (£m)	Upside	Base Case	Downside 1	Downside 2	Weighted
Retail & Business Banking	381	404	518	1,052	459
Consumer Finance	67	68	69	70	69
Corporate & Commercial Banking	294	303	335	403	342
Total	**742**	**775**	**922**	**1,525**	**870**
31.12.24 scenario weight	15%	50%	25%	10%	100%

Quarterly Management Statement Q4-24 5 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q4-24 to reflect the latest market data, including expectations for inflation and Bank Rate

- Our Base Case scenario incorporates stronger economic growth in 2025, from increased government spending and four Bank Rate cuts of 25bps over the year.
- The Upside scenario incorporates a quicker economic recovery.
- Our Downside 1 and Downside 2 scenarios capture the impact of weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.

Despite mixed signals about the UK's recent economic performance, which may impact the path of Bank Rate, our scenarios continue to capture a broad range of forecasts.

31.12.24 Economic Scenarios[1] (%)		Upside	Base Case	Downside 1	Downside 2	Weighted
GDP	2024	0.9	0.9	0.8	0.4	0.8
(Calendar year annual growth rate)	2025	2.0	1.4	(0.4)	(3.4)	0.6
	2026	2.5	1.6	0.3	(0.9)	1.2
	2027	2.5	1.4	0.9	1.3	1.4
	2028	2.5	1.4	1.0	2.8	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.2)	n/a
Bank Rate	2024	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.25	3.75	4.50	2.25	3.71
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.50	3.08
	2028	3.00	3.25	3.00	2.75	3.10
	5-year peak	4.75	4.75	4.75	4.75	4.75
HPI	2024	4.8	4.5	2.0	1.3	3.6
(Q4 annual growth rate)	2025	4.3	3.0	(5.8)	(20.1)	(1.2)
	2026	4.7	3.0	(3.7)	(14.7)	0.3
	2027	4.6	3.0	2.9	5.8	3.4
	2028	4.5	3.0	4.4	9.6	4.0
	Start to trough[2]	n/a	n/a	(10.1)	(33.0)	(0.8)
Unemployment	2024	4.4	4.3	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.1	4.4	5.2	8.3	4.9
	2026	4.0	4.2	5.5	8.2	4.9
	2027	4.0	4.2	5.5	7.6	4.8
	2028	4.0	4.2	5.5	7.0	4.8
	5-year peak	4.4	4.4	5.5	8.5	4.9
CRE price growth	2024	0.4	(0.1)	(2.3)	(2.7)	(0.9)
(Q4 annual growth rate)	2025	5.7	2.5	(5.5)	(14.9)	(0.7)
	2026	5.2	2.8	1.7	(8.5)	2.0
	2027	2.9	2.5	2.0	4.4	2.6
	2028	3.3	2.2	1.8	3.8	2.4
	Start to trough[2]	n/a	n/a	(7.4)	(24.7)	(1.2)
31.12.24 scenario weight		15%	50%	25%	10%	100%
31.12.23 scenario weight[3]		10%	50%	10%	10%	100%

Notes:

1. *Our Q4-24 forecast used for ECL calculation.*
2. *GDP, HPI and CRE start is taken from the level at Q3-24.*
3. *Stubborn Inflation scenario, which is no longer included in current scenarios, had a 20% weight at 31 December 2023.*

Quarterly Management Statement Q4-24 6 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	31.12.24 £bn	31.12.24 %	31.12.23 £bn	31.12.23 %
Capital				
CET1 Capital	9.9	14.8	10.5	15.2
Total qualifying regulatory capital	13.9	20.9	14.8	21.4
UK Leverage (T1 Capital)	11.8	4.9	12.5	5.1
RWA	66.6	—	69.1	—
Liquidity				
Liquid assets / LCR	47.8	156	50.9	162
Funding				
LDR	—	109	—	108
Wholesale funding	56.1	—	58.0	—
- of which has a residual maturity of less than one year	19.7	—	11.9	—

Capital ratios well above regulatory requirements

- The CET1 capital ratio decreased to 14.8%, driven by lower profits and £1.3bn in dividends paid in 2024 (2023: £1.5bn), including £0.8bn in special dividends, slightly offset by a reduction in RWA exposure.
- UK leverage exposure decreased to £242.4bn (Dec-23: £247.2bn) as a result of active balance sheet management.

Strong liquidity position

- Strong LCR of 156% (Dec-23: 162%), reduced following TFSME repayments.
- LCR eligible liquid assets surplus of £17.0bn to regulatory requirements.
- NSFR of 136% (Dec-23: 138%).
- LCR eligible liquidity pool of £47.8bn (Dec-23: £50.9bn), includes £32.2bn cash and central bank reserves (Dec-23: £38.4bn).
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Diversified funding across well-established issuance programmes

- LDR of 109% (Dec-23: 108%), following disciplined pricing actions, with mortgage lending and customer deposits down.
- Issued £8.4bn Sterling equivalent medium-term funding in 2024, including Covered Bond, Senior Unsecured and RMBS issuances.
- Repaid £6.0bn in TFSME in 2024, with an outstanding balance of £11.0bn at Dec-24. £7.1bn is due for repayment by Oct-25, £2.5bn is due in 2027 and the remaining £1.4bn is due in 2031.
- We expect to issue £10-12bn of medium-term funding in 2025, including the £3.7bn equivalent issued in Jan-25.

Structural hedge evolution

- Santander UK plc's structural hedge position increased to £110bn at Dec-24 (Dec-23: £106bn), with a duration of 2.4 years (Dec-23: 2.4 years).
- We are well positioned for Bank Rate reductions.

Quarterly Management Statement Q4-24 7 Santander UK Group Holdings plc

Quarterly Management Statement Q4-24 8 Santander UK Group Holdings plc Summary segmental information Customer loans (£bn) 31.12.24 31.12.23 Retail & Business Banking 173.8 182.3 Consumer Finance 4.8 5.2 Corporate & Commercial Banking1 18.0 17.9 Corporate Centre 1.3 1.3 Total 197.9 206.7 Customer deposits (£bn) 31.12.24 31.12.23 Retail & Business Banking 151.8 158.3 Consumer Finance — — Corporate & Commercial Banking 22.1 24.1 Corporate Centre 9.5 11.2 Total 183.4 193.6 RWA (£bn) 31.12.24 31.12.23 Retail & Business Banking 42.0 43.2 Consumer Finance 7.2 7.4 Corporate & Commercial Banking 13.0 13.6 Corporate Centre 4.4 4.9 Total 66.6 69.1 Profit / (loss) before tax (£m) 2024 2023 Retail & Business Banking 1,226 1,718 Consumer Finance (175) 174 Corporate & Commercial Banking 351 570 Corporate Centre (72) (313) Total 1,330 2,149 Retail & Business Banking • Customer loans and deposits reduced with disciplined pricing. • Profit before tax was down, largely due to higher customer deposit costs and a reduction in customer balances. Consumer Finance • Lower lending was driven by a decision to focus on value and capital generation. • Loss before tax in 2024 was driven by the £295m charge for historical motor finance commission payments2. Corporate & Commercial Banking • Continued focus on high-value and international business, with over 500 new clients onboarded in 2024. Over 1,000 new users are now on our Santander Navigator platform. • Profit before tax was down, largely due to pressures on income from higher deposit costs and inflationary pressures on operating expenses. Corporate Centre • Loss before tax was down, mainly due to transformation expenses in 2023 which were not repeated in 2024. Notes: 1. Corporate & Commercial Banking customer loans include £5.1bn of CRE loans (2023: £4.6bn). 2. See appendix for more on historical motor finance commission payments.

Appendix

a) Calculations

- **Banking NIM:** Annualised net interest income divided by average customer loans for the period (2024: £201,968m; 2023: £212,086m).
- **Cost of risk:** Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months (2024: £201,968m; 2023: £212,086m).
- **CIR:** Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
- **Non-interest income:** Net fee and commission income plus other operating income.
- **Stage 1 ratio:** Sum of Stage 1 drawn assets divided by the sum of total drawn assets.
- **Stage 2 ratio:** Sum of Stage 2 drawn assets divided by the sum of total drawn assets.
- **Stage 3 ratio:** Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
- **RoTE:** Profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less average AT1 securities and average goodwill and other intangible assets.
- **Wholesale funding:** Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding.

Movement in Banking NIM	**%**
Q3-24 Banking NIM	**2.17**
- Loan margins	—
- Deposit margins	0.07
- Funding, liquidity & other	0.01
Q4-24 Banking NIM	**2.25**

RoTE Calculation (£m)	**2024**	2023
Profit after tax	950	1,596
Profit due to equity holders of the parent (A)	**950**	**1,596**
Average shareholders' equity	14,530	14,839
Less average AT1 securities	(2,148)	(2,196)
Average ordinary shareholders equity	**12,382**	**12,643**
Average goodwill and other intangible assets	(1,544)	(1,549)
Average tangible equity (B)	**10,838**	**11,094**
RoTE (A/B)	**8.8%**	**14.4%**

Quarterly Management Statement Q4-24 9 Santander UK Group Holdings plc

b) Additional mortgage information

Additional mortgage information	31.12.24	31.12.23
Stock average LTV[1]	51%	51%
New business average LTV[1]	64%	66%
London lending new business average LTV[1]	64%	65%
BTL proportion of the loan book	9%	9%
Fixed rate proportion of the loan book	90%	89%
Variable rate proportion of the loan book	7%	8%
SVR proportion of the loan book	2%	2%
FoR proportion of the loan book	1%	1%
Proportion of customers with a maturing mortgage retained online[2]	77%	77%
Average loan size (stock)[3]	£193k	£188k
Average loan size (new business)	£246k	£228k

c) Interest rate risk

12-month net interest income sensitivity[4] (£m)	31.12.24	31.12.23
+100bps	166	218
-100bps	(200)	(220)

The table above shows how our net interest income would be affected by a 100 bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

d) Movement in CET1 capital ratio

Movement in CET1 capital ratio	%
Dec-23 CET1 capital ratio	**15.2**
- Profit	1.4
- Dividends and AT1 coupons	(2.1)
- Expected loss less provisions and pension	(0.2)
- RWA and other	0.5
Dec-24 CET1 capital ratio	**14.8**

Notes:

1. *Balance weighted LTV.*
2. *Applied to mortgages three months post maturity and is calculated as a 12-month average of retention rates to Sep-24 and Dec-23 respectively.*
3. *Average initial advance of existing stock.*
4. *Based on modelling assumptions of repricing behaviour.*

Quarterly Management Statement Q4-24 10 Santander UK Group Holdings plc

e) Regulatory capital requirements

Regulatory headroom (£bn)	CET1 capital	UK leverage	Total capital	MREL
Dec-24 position	9.9	11.8	13.9	24.1
Minimum requirement	7.5	10.4	11.0	19.3
Distance to MDA / excess	**2.4**	**1.4**	**2.9**	**4.8**

Regulatory headroom (%)	CET1 capital	UK leverage	Total capital	MREL
Dec-24 position	14.8	4.9	20.9	36.3
Minimum requirement	11.2	4.3	16.5	29.0
Distance to MDA / excess	**3.6**	**0.6**	**4.4**	**7.3**

Minimum requirement breakdown (%)	CET1 capital	UK leverage	Total capital	MREL
- Pillar 1	4.5	—	8.0	—
- Pillar 2A	2.3	—	4.1	—
- Capital conservation buffer	2.5	—	2.5	2.5
- Countercyclical capital buffer	1.9	0.7	1.9	1.9
- Base leverage	—	3.3	—	—
- Leverage (6.75% leverage)	—	—	—	24.6
- Systemic (O-SII requirements for RFB)	—	0.3	—	—
Minimum requirement	**11.2**	**4.3**	**16.5**	**29.0**

Distance to MDA / excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer.

f) Wholesale funding

Medium term funding (£bn)	31.12.24	31.12.23
TFSME	11.0	17.0
Covered Bonds	17.4	14.8
RMBS and ABS	3.9	2.8
Senior Unsecured issuance from Santander UK plc	1.7	2.1
Senior Unsecured issuance from Santander UK Group Holdings plc	10.6	11.5
Total	**44.6**	**48.2**

Capital instruments (£bn)	31.12.24	31.12.23
Subordinated debt	2.2	2.2
AT1	2.1	2.2
Total	**4.3**	**4.4**

Wholesale funding (£bn)	31.12.24	31.12.23
Medium term funding	44.6	48.2
Capital instruments	4.3	4.4
Short term funding	7.2	5.4
Total	**56.1**	**58.0**

Quarterly Management Statement Q4-24 11 Santander UK Group Holdings plc

Quarterly Management Statement Q4-24 12 Santander UK Group Holdings plc g) Balance sheet information Assets (£bn) 31.12.24 31.12.23 Customer loans 197.9 206.7 Loans to JVs, accrued interest, ECL and other 5.0 4.5 Loans and advances to customers 202.9 211.2 Cash at central banks 33.1 40.5 Reverse repurchase agreements 10.3 12.5 Other financial assets 15.2 11.9 Other assets – non-interest earning 5.6 6.0 Total assets 267.1 282.1 Liabilities and Equity (£bn) 31.12.24 31.12.23 Customer deposits 183.4 193.6 Deposits from JVs, accrued interest and other 2.4 1.5 Deposits by customers 185.8 195.1 Financial liabilities at amortised cost 54.0 58.5 Repurchase agreements 8.6 8.4 Other liabilities – non-interest bearing 4.6 5.1 Total liabilities 253.0 267.1 Shareholders’ equity 14.1 15.0 Total liabilities and equity 267.1 282.1 h) Historical motor finance commission payments As set out in the Q3-24 Quarterly Management Statement, the Santander UK group recognised a provision of £295m in relation to historical motor finance commission payments. The Court of Appeal handed down a judgment on 25 October 2024 in relation to cases against other lenders, and permission to appeal to the Supreme Court has since been granted relating to these cases, with the hearing listed for 1 to 3 April 2025. In addition, judgment in the case of a judicial review of a final decision by the Financial Ombudsman Service (FOS) against another lender was handed down in December 2024, and permission for leave to appeal to the Court of Appeal has been granted. The charge taken in Q3-24 included estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions, including the outcomes of the appeals above, and no further charge was required in Q4-24. There continue to be significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.

Quarterly Management Statement Q4-24 13 Santander UK Group Holdings plc List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PRA Prudential Regulation Authority QoQ Quarter-on-quarter RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services plc SICR Significant Increase in Credit Risk SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

Quarterly Management Statement Q4-24 14 Santander UK Group Holdings plc Retail NPS: NPS ranked 5th for Retail Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,140 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ended 31 December 2024, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. Dec-23: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 5th and makes their rank statistically equivalent. Corporate NPS: NPS ranked 4th for Corporate Corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 2,567 interviews made in twelve months ended 13 December 2024 with businesses turning over from £2.1m - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, HSBC, Lloyds Banking Group and NatWest Group. Dec-24: NPS ranked 4th for Corporate. Dec-23: NPS ranked 2nd for Corporate. Business NPS: NPS ranked 1st for Business Business NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 6,183 interviews made in twelve months ended 13 December 2024 with businesses turning over from £0 - £2m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. Dec- 24: NPS ranked 1st for Business. Dec-23: NPS ranked 1st for Business. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2024, the bank had around 18,000 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Contacts: Martin McKinney Head of Funding, Asset Rotation and Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk k Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the twelve months ended 31 December 2024 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2023. A list of abbreviations is included above.

Quarterly Management Statement Q4-24 15 Santander UK Group Holdings plc Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward- looking statements. We have identified certain of these factors in the forward-looking statements on page 255 of the Santander UK Group Holdings plc 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 5 March 2024. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 5 February 2025 By / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer